40-33
Branch 18
811-7758



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

July 9, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of Uniform Trial Practice and Procedures in *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Kondracki v AIM\Corr\L-070904SEC.doc
070904 (1) vxv

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

	)	CASE NO. 04-263 DRH
	)	
KONDRACKI	)	**CJRA TRACK**
Plaintiff(s),	)	
	)	**JUDGE ASSIGNED : DAVID R.**
vs.	)	**HERNDON**
	)	
AIM ADVISORS INC., et al	)	**Presumptive Trial Month: January 2006**
	)	
	)	**Final Pretrial: To be notified**
Defendant(s).		

UNIFORM TRIAL PRACTICE AND PROCEDURES

In conformity with the Civil Justice Reform Act of 1990, and in compliance with the Civil Justice Expense and Delay Reduction Plan adopted by this Court, the following uniform procedures will apply to all civil cases filed in the Southern District of Illinois.

Scheduling Practice

Trial settings and other scheduling will vary depending on the track classification which was assigned to the case at the time of filing by the trial judge to whom the case is assigned. There are four tracks, "A," "B," "C", and "D." "A" cases are set for trial between eight (8) and ten (10) months after the date of first appearance of a defendant or the default date; "B" cases eleven (11) to fourteen (14) months after the date of first appearance of a defendant or the default date; "C" cases fifteen (15) to eighteen (18) months after the date of first appearance of a defendant or the default date; and "D" cases nineteen (19) to twenty-four (24) months after the date of first appearance of a defendant or the default date.

Except in cases exempted under SDIL-LR 16.2(a), the attorneys (and any unrepresented parties) must meet in accordance with SDIL-LR 16.2(a) at least 21 days before any scheduling conference set by the Court to candidly discuss the issues in the case and potential discovery needs. Fed. R. Civ. P. 26(f) Within seven (7)

Motions to dismiss, for judgment on the pleadings, for summary judgment, and all post-trial motions shall be supported by a brief and filed with the Clerk, including a proposed order. Any adverse party shall have thirty (30) days after the service of the movant's brief in which to file and serve an answering brief and proposed order. Briefs shall be no longer than twenty (20) double-spaced typewritten pages. Reply briefs, if any, shall be filed within ten (10) days of the filing of an answering brief and shall be no longer than five (5) pages. Such briefs are not favored and should be filed only in exceptional circumstances. Under no circumstances will sur-reply briefs be accepted.

For all other than those listed above, a supporting brief is not required. A party opposing such a motion shall have ten (10) days after the service to file a written response. Failure to file a timely response to a motion may, in the Court's discretion, be considered an admission of the merits of the motion. A reply, if any, shall be filed within five (5) days of the filing of the response.

A party may not schedule or notice a hearing or oral argument on a pending motion. Any party desiring oral argument on a motion shall file a formal motion for such, stating the reason why oral argument is requested. Any motion may be either (1) scheduled by the Court for oral argument at a specified time; (2) scheduled for determination by telephone conference call; (3) referred to a United States Magistrate Judge for determination or recommendation; or (4) determined upon the pleadings and the motions without benefit of oral argument.

FOR THE COURT

NORBERT G. JAWORSKI
CLERK OF COURT

ALL MOTIONS MUST BE SUBMITTED WITH A PROPOSED ORDER IN ACCORDANCE WITH ELECTRONIC CASE FILING USER'S MANUAL PROCEDURES & POLICIES

Forms referenced in this document are available, free of charge, downloadable from the district court web site at www.ilsd.uscourts.gov or from the Clerk's Office for a fee . Copies of the new forms are included as attachments in the July, 2003 revision of the Local Rules.